

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-mail
Honorable Mario E. Jaramillo
Ambassador of Panama
Embassy of Panama
2862 McGill Terrace, N.W.
Washington, DC 20008

> **Re:** **Republic of Panama**
> **Registration Statement under Schedule B**
> **Filed May 22, 2014**
> **File No. 333-196195**
>
> **Form 18-K for Fiscal Year Ended December 31, 2012, as amended**
> **Filed September 30, 2013, as amended March 26, 2014 and May 27, 2014**
> **File No. 333-07558**

Dear Mr. Ambassador:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Cover Page

1. Please clarify that BNP may sell debt securities of the Republic of Panama.

Where You Can Find More Information, page 3

2. Please provide the Republic of Panama's file number, and disclose the filing date for the December 31, 2012 annual report.

Jurisdiction and Enforcement, page 20

3. In the fifth paragraph, briefly summarize the statutory provisions that affect the execution on or attachment of revenues, assets and property of Panama located in Panama through Panamanian courts.

Form 18-K/A Filed May 27, 2014

Selected Panamanian Economic Indicators, page 1

4. Please disclose that you changed the Constant GDP base year to 2007 with the filing of this amendment and the reasons why the base year was changed.

Recent Government Initiatives, page 2

5. Please explain how the Cold Chain National Markets Company will carry out its purpose, such as by raising debt or making payments to the nation's farmers.

Form 18-K

General

6. Please disclose the methodology used to present economic and statistical data included in the annual report.

Economic Performance – 2008 Through 2012, page D-18

7. Please confirm the accuracy of economic performance data included for 2010 and 2011. It appears that some of the percentage data describing increases or decreases compared to the previous years and the contribution data do not agree with the tabular data presented. Please advise us of the reasons for the discrepancies.

Foreign Investment in the Private Sector, page D-32

8. Please include a table that discloses foreign direct investment by economic sector and by country, and provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment.

The Panama Canal, page D-33

9. To the extent material, discuss concerns that have been raised about the proposed size limits on ships that may affect the ability of certain larger oil tankers and vessels carrying liquefied natural gas to use the Panama Canal.

Foreign Trade and Balance of Payments, page D-60

10. Please discuss the reasons for significant increases or decreases in the categories of exports you describe in the General section, such as exports of frozen yellow fish tuna and petroleum.

11. Please identify the components in the "Other" line item to the extent that they represent significant categories of exports.

Tables and Supplementary Information, page D-75

12. Please update the tables to provide the information as of the most recent practicable date.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Quarles

Ellie Quarles
Special Counsel

cc: Mark H. Stumpf
        Arnold & Porter LLP